UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Myovant Sciences Ltd.

(Name of Issuer)

Common shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G637AM102

(1)	Names of Reporting Persons Patrick Machado

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 0

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 37,231,342

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,231,342

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 61.8%(1)

(12)	Type of Reporting Person (See Instructions) IN

(1)                                 All share percentage calculations in this Schedule 13G are based on 60,249,139 common shares, $0.000017727 par value per share, of Myovant Sciences Ltd. (the “Issuer”) outstanding as of December 8, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

Item 1(a).	Name of Issuer. The name of the issuer is Myovant Sciences Ltd. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The Issuer’s principal executive offices are located at 20-22 Bedford Row, London WC1R 4JS, United Kingdom.
Item 2(a).	Name of Person Filing. This Schedule 13G is filed on behalf of Patrick Machado (the “Reporting Person”).
Item 2(b).

Address of Principal Business Office or, if none, Residence.
The principal business address of the Reporting Person is c/o Roivant Sciences Ltd., Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

Item 2(c).	Citizenship. The Reporting Person is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities. This Schedule 13G relates to common shares, $0.000017727 par value per common share, of the Issuer (the “Common Shares”).
Item 2(e).	CUSIP No. The CUSIP number of the Issuer is G637AM102.

Item 3.
Not applicable.

Item 4.	Ownership.
Each reporting person:
	(a)	Amount beneficially owned: 37,231,342
	(b)	Percent of class: 61.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 37,231,342

The Reporting Person is filing this Schedule 13G as an independent director of Roivant Sciences Ltd. (“Roivant”). Roivant directly owns the Common Shares reported herein. Pursuant to Roivant’s internal governance documents, dispositions of the Common Shares require the approval of a majority of Roivant’s board of directors, including (i) at least two independent directors (as defined in such internal governance documents) or, (ii) if there is only one independent director, that sole independent director. As the approval of the Reporting Person as an independent director, and, to the extent one other independent director is serving, that other independent director, is needed for Roivant to dispose of the Common Shares, the Reporting Person may be deemed to have dispositive power over, and to be an indirect beneficial owner of, the Common Shares directly beneficially owned by Roivant. Currently, the Reporting Person shares dispositive power over the Common Shares with the other independent director currently serving. This filing is not an admission that the Reporting Person and any other independent director constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the best knowledge of the Reporting Person, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2017

PATRICK MACHADO

/s/ Patrick Machado
Patrick Machado

EXHIBIT INDEX

Exhibit No.	Description

99.1

Power of Attorney (incorporated by reference to Exhibit 24.1 to the Reporting Person’s Initial Statement of Beneficial Ownership of Securities on Form 3, filed with the Securities and Exchange Commission on October 26, 2016).